Law Offices of Thomas E. Puzzo, PLLC
                                3823 44th Ave. NE
                            Seattle, Washington 98105
              Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

                                                 Writer's e-mail: tpuzzo@msn.com
                                                   Writer's cell: (206) 412-6868

                                October 11, 2012

VIA EDGAR

Tom Kluck
Legal Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: Lion Consulting Group, Inc.
         Amendment No. 3 to Registration Statement on Form S-1
         Filed October 11, 2012
         File No. 333-181624

Dear Mr. Kluck:

     Pursuant to the staff's comment letter dated September 10, 2012 we respectfully submit this letter on behalf of our client, the Company.

     Amendment No. 3 to the Company's Form S-1 was filed with the Securities and Exchange Commission (the "Commission") via EDGAR on October 11, 2012.

     The staff's comments are reproduced in bold italics in this letter, and the Company's responses to the staff's comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 2 to the Form S-1.

GENERAL

     1. IT DOES NOT APPEAR THAT YOU ARE RAISING SUFFICIENT FUNDS IN THIS OFFERING TO IMPLEMENT YOUR BUSINESS PLAN. WE NOTE YOUR DISCLOSURE ON PAGE 6 AND ELSEWHERE THAT YOU WILL NEED TO RAISE AN ADDITIONAL $200,000 TO IMPLEMENT YOUR PLAN IN THE NEXT 12 MONTHS. WE ALSO NOTE THAT YOU DO NOT HAVE ANY IT EXPERIENCE AND THEREFORE WILL HAVE TO HIRE INDIVIDUALS TO PROVIDE YOU THE ABILITY TO OFFER THIS SERVICE. IN LIGHT OF THIS, WE CONTINUE TO BELIEVE THAT YOUR PROPOSED BUSINESS MAY BE COMMENSURATE IN SCOPE WITH THE UNCERTAINTY ORDINARILY ASSOCIATED WITH A BLANK CHECK COMPANY. ACCORDINGLY, PLEASE REVISE YOUR DISCLOSURE THROUGHOUT YOUR REGISTRATION STATEMENT TO COMPLY WITH RULE 419 OF REGULATION C OR SUPPLEMENTALLY PROVIDE A DETAILED EXPLANATION AS TO

          WHY RULE 419 DOES NOT APPLY TO THIS OFFERING. IF YOU BELIEVE THAT YOU DO NOT FALL WITHIN THE DEFINITION OF A BLANK CHECK COMPANY, APPROPRIATE DISCLOSURE TO DEMONSTRATE YOUR STATUS AS A NON-BLANK CHECK COMPANY SHOULD BE INCLUDED IN THE PROSPECTUS AS WELL AS A SPECIFIC BUSINESS PLAN. PLEASE REFER TO ITEM 101(A)(2) OF REGULATION S-K.

Company response: The Company has changed its business plan to not offer IT consulting services, which eliminates the need to raise an additional $100,000 to implement its plan in the next 12 months. The Company believes that the IT consulting services are of a technical nature so different from the balance of the business consulting services being offered that they are mutually exclusive and can be eliminated from the business without effecting the balance of the services in the business. Additionally, the Company has changes its use of proceeds to use funds previously reserved as miscellaneous/contingency for marketing and promotion and advertising, and changes its plan to raise an additional $100,000 previously planned for marketing and promotion outside of the plan of operation. The companies believes that it can operate its business successfully without the additional $100,000 previously planned for marketing and promotion outside of the plan of operation. Please see pages 3, 6, 7, 15, 19, 24, and 25 for revisions made by the Company in accordance with the foregoing.

     2. WE NOTE YOUR RESPONSE TO COMMENT 1 OF OUR LETTER DATED JULY 30, 2012. PLEASE AFFIRMATIVELY CONFIRM THAT YOU HAVE NOT PROVIDED ANY WRITTEN MATERIALS TO QUALIFIED INSTITUTIONAL BUYERS OR INSTITUTIONAL ACCREDITED INVESTORS AND THAT YOU HAVE NOT AUTHORIZED ANYONE TO DO SO ON YOUR BEHALF.

Company response: The Company confirms that it has not provided any written materials to qualified institutional buyers or institutional accredited investors and had not authorized anyone to do so on our behalf.

     3. WE NOTE YOUR RESPONSE TO COMMENT 2 OF OUR LETTER DATED JULY 30, 2012. PLEASE PROVIDE SUPPORTING DOCUMENTS FOR ALL QUANTITATIVE AND QUALITATIVE BUSINESS AND INDUSTRY DATA USED IN THE REGISTRATION STATEMENT. FOR EXAMPLE ONLY, WE NOTE YOUR DISCLOSURE ON PAGE 20. CLEARLY MARK THE SPECIFIC LANGUAGE IN THE SUPPORTING MATERIALS THAT SUPPORTS EACH STATEMENT. THE REQUESTED INFORMATION SHOULD BE FILED AS EDGAR CORRESPONDENCE OR, ALTERNATIVELY, SHOULD BE SENT IN PAPER FORM ACCOMPANIED BY A COVER LETTER INDICATING THAT THE MATERIAL IS BEING PROVIDED PURSUANT TO SECURITIES ACT RULE 418 AND THAT SUCH MATERIAL SHOULD BE RETURNED TO THE REGISTRANT UPON COMPLETION OF THE STAFF REVIEW PROCESS. IF YOU CANNOT PROVIDE SUPPORTING MATERIALS, PLEASE REMOVE THE DISCLOSURE. PLEASE NOTE THAT MR. WAGNER IS AN AFFILIATE, AND IS NOT CONSIDERED AN INDEPENDENT THIRD PARTY SOURCE.

Company response: The Company was unable to extract as separate data for submission to the Staff the quantitative and qualitative business and industry data used in the registration statement in the business plan software from which the Company obtained the data. Therefore the company has removed of such data from the Form S-1. Please see page 20.

DESCRIPTION OF BUSINESS, PAGE 19

     4. WE NOTE YOUR RESPONSE TO COMMENT 7 OF OUR LETTER DATED JULY 30, 2012, AND WE REISSUE OUR COMMENT. PLEASE EXPAND YOUR DISCLOSURE TO DISCUSS THE REGULATIONS APPLICABLE TO COMPANIES BASED IN SWITZERLAND OR

          PROVIDE A DETAILED EXPLANATION AS TO WHY THE COMPANY IS NOT SUBJECT TO SUCH REGULATIONS.

Company response: The Company retained Switzerland counsel who has advised the Company that Swiss laws do not apply to the Company. Attached please see a letter from the Company's Switzerland counsel to the Company.

     5. WE NOTE YOUR RESPONSE TO COMMENT 8 OF OUR LETTER DATED JULY 30, 2012. PLEASE ADVISE WHETHER YOU HAVE ENTERED INTO AN AGREEMENT WITH UNITED OIL GAS CORP. AND TRISTAR ENERGY GROUP INC. TO PROVIDE SERVICES FOR THESE COMPANIES. IF SO, PLEASE FILE THESE AGREEMENTS IN ACCORDANCE WITH ITEM 601(B)(10) OR TELL US WHY YOU BELIEVE YOU ARE NOT REQUIRED TO PROVIDE THESE AGREEMENTS. ADDITIONALLY, PLEASE DISCLOSE THE SERVICES THAT YOU WILL PROVIDE TO THESE ENTITIES. IN ADDITION, PLEASE UPDATE THE CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS SECTION AS APPLICABLE.

EMPLOYEES AND EMPLOYMENT AGREEMENTS, PAGE 21

Company response: The Company has not entered into any agreement with either United Oil and Gas Corp or Tristar Energy Group Inc.

     6. WE NOTE YOUR RESPONSE TO COMMENT 10 OF OUR LETTER DATED JULY 30, 2012. WE NOTE THAT YOU NOW DO NOT INTEND TO HIRE EMPLOYEES IN THE NEXT TWELVE MONTHS. HOWEVER, WE NOTE THAT YOU DO NOT POSSESS IT CONSULTING EXPERIENCE. PLEASES ADVISE HOW YOU INTEND TO OFFER THIS SERVICE IN LIGHT OF YOUR REVISED DISCLOSURE.

Company response: As noted in the response to comment no. 1, the Company has changed its business plan to not offer IT consulting services.

Please contact the undersigned with any questions or comments.

                                          Very truly yours,

                                          /s/ Thomas E. Puzzo
                                          -----------------------------------
                                          Thomas E. Puzzo

JEGHER GIL


     Philippe P. Wagner
     Lion Consulting Group, Inc.
     United States of America



     Zurich, September 27, 2012


Juan Carlos Gil
Rechtsanwalt, LL.M.

Eingetragen im Anwaltsregister
juancarlos.gil@jeghergil.ch


     SWISS REGISTRATION OF COMPANY INCORPORATED ABROAD


     Dear Mr Wagner,

     Reference is made to our conversation of yesterday.

     You have asked me whether a company incorporated in the United States which has limited operations in Switzerland is required to register in Switzerland in the event that its sole shareholder and director is a Swiss national with a Swiss domicile.

     Under Swiss law there is no obligation for such a company to register in Switzerland with any authority including without limitation the Commercial Register.

     Yours sincerely,


     /s/ Juan Carlos Gil
     -----------------------
     Juan Carlos Gil